 Exhibit 3

(3) The amount reported includes one share of Series A Preferred Stock or Series C
Preferred Stock, as applicable, owned by Overseas IV and one share of Series A
Preferred Stock or Series C Preferred Stock, as applicable, owned by AIF IV.
See Exhibit 1.